# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rithm Acquisition Corp., CIK 0002047497
CUSIP: G75751100
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 799 Broadway, 8th Floor, New York, New York (NY), 10003
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002047503

## Reporting persons
- Rithm Acquisition Corp Sponsor LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 6,335,000; shared voting power 0; sole dispositive power 6,335,000; shared dispositive power 0; aggregate amount beneficially owned 6,335,000 (21.5% of the class)
  Comment: Row 5, 7, 9, and 11: See Item 4 below. Rithm Acquisition Corp Sponsor LLC holds 5,675,000 Class B ordinary shares of the Issuer, which are automatically convertible into the Issuer's Class A ordinary shares, and 660,000 Class A ordinary shares included in the private placement units, in each case as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-284671).
- Rithm Capital Corp.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,335,000; sole dispositive power 0; shared dispositive power 6,335,000; aggregate amount beneficially owned 6,335,000 (21.5% of the class)
  Comment: Row 6, 8, 9, and 11: See Item 4 below. Rithm Acquisition Corp Sponsor LLC holds 5,675,000 Class B ordinary shares of the Issuer, which are automatically convertible into the Issuer's Class A ordinary shares, and 660,000 Class A ordinary shares included in the private placement units, in each case as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-284671).
- Michael Nierenberg: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,335,000; sole dispositive power 0; shared dispositive power 6,335,000; aggregate amount beneficially owned 6,335,000 (21.5% of the class)
  Comment: Row 6, 8, 9, and 11: See Item 4 below. Rithm Acquisition Corp Sponsor LLC holds 5,675,000 Class B ordinary shares of the Issuer, which are automatically convertible into the Issuer's Class A ordinary shares, and 660,000 Class A ordinary shares included in the private placement units, in each case as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-284671).

## Item 1. Issuer
Name of issuer: Rithm Acquisition Corp.
Address of issuer's principal executive offices: 799 Broadway, 8th Floor, New York, NY 10003

## Item 2. Person Filing
Name of person filing:
Rithm Acquisition Sponsor LLC

Rithm Capital Corp.
Address of principal business office or, if none, residence:
c/o Rithm Acquisition Corp.
799 Broadway, 8th Floor
New York, New York 10003
Citizenship:
The citizenship of Rithm Acquisition Sponsor LLC is Delaware.

The citizenship of Rithm Capital Corp. is Delaware.

The citizenship of Michael Nierenberg is the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of September 30, 2025, the Reporting Persons may be deemed to beneficially own 6,335,000 shares of the Issuer's Class A and Class B ordinary shares, representing 21.5% of the total shares of Class A and Class B ordinary shares issued and outstanding. The Class B ordinary shares are automatically convertible into the Issuer's Class A ordinary shares at the time of the Issuer's initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284671).

Rithm Acquisition Sponsor LLC is the record holder of such ordinary shares, and Rithm Acquisition Sponsor LLC is controlled by Rithm Capital Corp., an affiliate of the Issuer, and Michael Nierenberg as a result of his role as chief executive officer, chairman of the board and president of Rithm Capital Corp. As a result, each of Rithm Acquisition Sponsor LLC, Rithm Capital Corp. and Mr. Nierenberg may be deemed to have beneficial ownership of the Class A and Class B ordinary shares held by Rithm Acquisition Sponsor LLC, but each disclaims such beneficial ownership except to the extent of such person's or entity's pecuniary interest therein.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Rithm Acquisition Corp Sponsor LLC: /s/ Nicola Santoro, Nicola Santoro, Chief Financial Officer of Rithm Acquisition Sponsor LLC (11/05/2025)
- Rithm Capital Corp.: /s/ Nicola Santoro, Nicola Santoro, Chief Financial Officer of Rithm Capital Corp. (11/05/2025)
- Michael Nierenberg: /s/ Michael Nierenberg, Michael Nierenberg (11/05/2025)